UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

TEXAS PACIFIC LAND CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88262P102

(CUSIP Number)

Jay Kesslen

c/o Horizon Kinetics LLC

470 Park Avenue South

New York, NY 10016

646-867-1176

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 1, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons Horizon Kinetics Asset Management LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 1,362,211
	8	Shared Voting Power
	9	Sole Dispositive Power 1,362,211
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,362,211
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 17.75%
14	Type of Reporting Person IA

1	Name of Reporting Persons Horizon Kinetics LLC [1]
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 1,362,211
	8	Shared Voting Power
	9	Sole Dispositive Power 1,362,211
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,362,211
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 17.75%
14	Type of Reporting Person IA

1 Horizon Kinetics LLC ("Horizon") may be deemed to beneficially own the 1,362,211 Shares beneficially owned by Horizon Kinetics Asset Management LLC.  Horizon has not entered into any separate transactions in the Shares following the filing of Amendment No. 3 other than those listed below under Schedule A by Horizon Kinetics Asset Management.

1	Name of Reporting Persons Murray Stahl
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 2,250
	8	Shared Voting Power 1,362,211
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,362,211
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 17.75%
14	Type of Reporting Person IN

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned ("Amendment No. 4"). This Amendment No. 4 amends, supplements and to the extent inconsistent with, supersedes the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on January 12, 2021, as amended by Amendment No. 1 filed with the SEC on February 2, 2022, and Amendment No. 2 filed with the SEC on January 27, 2023 (as amended, the "Schedule 13D"), and Amendment No. 3 filed with the SEC on July 29, 2023.

ITEM 1. SECURITY AND ISSUER

This statement relates to the Common Stock ("Shares") of Texas Pacific Land Corporation ("TPL"). The address of TPL's principal executive office is 1700 Pacific Avenue, Suite 2900, Dallas, Texas 75201.

ITEM 2. IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed by:

(i) Horizon Kinetics Asset Management LLC, a Delaware limited liability company ("Horizon Kinetics Asset Management") and a wholly owned subsidiary of Horizon Kinetics LLC, a Delaware limited liability company ("Horizon"), with respect to the Shares directly and beneficially owned by it;

(ii) Horizon (together with Horizon Kinetics Asset Management and collectively with their affiliates, "Horizon Kinetics"), with respect to the Shares directly and beneficially owned by it; and

(iii) Murray Stahl, with respect to the Shares directly and beneficially owned by him.

Each of the foregoing is referred to as a "Horizon Reporting Person" and collectively as the "Horizon Reporting Persons."

Each of the Horizon Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Horizon Reporting Persons are hereby filing a joint Schedule 13D/A.

(b) The Horizon Reporting Persons maintain a principal business address of 470 Park Avenue South, New York, New York 10016.

(c) Horizon Kinetics, through its registered investment adviser, Horizon Kinetics Asset Management, acts as a discretionary investment manager on behalf of its clients, who maintain beneficial interest in TPL. In addition, Horizon Kinetics and its principals maintain ownership of TPL by virtue of investments in certain accounts, including proprietary accounts. Mr. Stahl is Horizon Kinetics' Chief Executive Officer, Chairman of the Board and co-founder and serves as Chief Investment Officer.

(d) No Horizon Reporting Person has, during the last five (5) years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Horizon Reporting Person has, during the last five (5) years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Mr. Stahl is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated to include the following:

Horizon Kinetics Asset Management used client assets to purchase Shares on behalf of its clients, and its own working capital to purchase Shares for its proprietary accounts, which has included funds deposited by its personnel.

Mr. Stahl has a direct ownership interest in 2,250 Shares, all of which were purchased with personal funds.

Mr. Stahl has an indirect ownership interest in 50,554 Shares. The Shares were purchased with funds from the accounts that purchased such Shares, which includes funds deposited by other investors including Mr. Stahl.

In connection with Mr. Stahl's service on the TPL Board of Directors (the "Board"), Mr. Stahl was awarded restricted stock units representing 139 Shares, of which 54 Shares will vest on January 1, 2024, so long as Mr. Stahl is a director on such date.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and restated to include the following:

On November 22, 2022, TPL filed a lawsuit in the Delaware Court of Chancery against Horizon, Horizon Kinetics Asset Management, SoftVest Advisors, LLC, a Delaware limited liability company ("SoftVest Advisors"), and SoftVest, L.P. ("SoftVest LP"), a Delaware limited partnership (collectively, the "Defendants"). Trial in this action was held on April 17, 2023, and post-trial oral arguments took place on June 30, 2023.  On December 1, 2023, the Court ruled that the shares held by the Investor Group (as defined in that certain Stockholders' Agreement, dated June 11, 2020, by and among Horizon Kinetics, SoftVest Advisors, SoftVest LP and the other parties thereto (as amended from time to time, the "Stockholders' Agreement")) are deemed voted in favor of Proposal Four, TPL's proposal to increase the number of authorized shares of common stock (the "Share Authorization Proposal") at TPL's 2022 Annual Meeting, under the terms of the Stockholders' Agreement. The Court has deemed the Share Authorization Proposal approved by stockholders.  The Defendants are evaluating whether to appeal the ruling.

On July 28, 2023, Horizon Kinetics entered into the Agreement (as defined below). The description of the Agreement under Item 6 below is incorporated herein by reference.

The Horizon Reporting Persons, in the ordinary course of business, regularly review their equity interest in TPL and may, from time to time, acquire additional Shares. While the Horizon Reporting Persons have no present intention to dispose of all or any portion of the Shares beneficially owned by them, they may sell Shares from time for a number of reasons, not limited to client requests, regulatory or investment limitations or other reasons. Any such sales of securities of TPL may be in the open market, privately negotiated transactions or otherwise.

Depending on their assessment of the foregoing factors, the Horizon Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

No Horizon Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Horizon Reporting Persons intend to review their investment in TPL on a continuing basis. Depending on various factors including, without limitation, TPL's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Horizon Reporting Persons may in the future take such actions with respect to their investment in TPL as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with TPL stockholders and others about TPL and the Horizon Reporting Persons' investment, making proposals to TPL concerning changes to the capitalization, ownership structure, Board structure (including Board composition) or operations of TPL, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety to read as follows:

Percentages of the Shares outstanding reported are calculated based upon the 7,676,585 Shares outstanding as of September 14, 2023, as reported in TPL's current Form 8-K for the period ended September 14, 2023, filed by TPL with the SEC on November 10, 2023.

Horizon Kinetics Asset Management

(a) As of the close of business on December 4, 2023, Horizon Kinetics Asset Management beneficially owned 1,362,211 Shares.

Percentage: Approximately 17.75

(b) 1. Sole power to vote or direct vote: 1,362,211

2. Shared power to vote or direct vote:

3. Sole power to dispose or direct the disposition: 1,362,211

4. Shared power to dispose or direct the disposition:

(c) Horizon Kinetics Asset Management's transactions in the Shares following the filing of Amendment No. 3 are set forth in Schedule A and are incorporated herein by reference.

This Schedule 13D does not include approximately 26,180 Shares held personally by senior portfolio managers of Horizon Kinetics.

The right to dividends from, or proceeds from the sale of such Shares resides with the beneficial owners of such accounts, and Horizon Kinetics Asset Management with respect to its proprietary accounts.

Horizon

(a) As of the close of business on December 4, 2023, Horizon beneficially owned 1,362,211 Shares. Horizon may be deemed to beneficially own the 1,362,211 Shares beneficially owned directly by Horizon Kinetics Asset Management.

Percentage: Approximately 17.75%

(b) 1.  Sole power to vote or direct vote: 1,362,211

2. Shared power to vote or direct vote:

3. Sole power to dispose or direct the disposition: 1,362,211

4. Shared power to dispose or direct the disposition:

(c) Horizon's transactions in the Shares following the filing of Amendment No. 3 are set forth in Schedule A and are incorporated herein by reference.

The right to dividends from, or proceeds from the sale of such Shares resides with the beneficial owners of such accounts, and Horizon with respect to its proprietary accounts.

Mr. Stahl

(a) As of the close of business on December 4, 2023, Mr. Stahl directly owned 2,250 Shares and beneficially owned approximately 50,554 Shares. As the Chief Executive Officer, Chairman of the Board and Chief Investment Officer of Horizon Kinetics, Mr. Stahl may be deemed to beneficially own the 1,362,211 Shares beneficially owned directly by Horizon Kinetics Asset Management.

Percentage: Approximately 17.75%

(b) 1. Sole power to vote or direct vote: 2,250

2. Shared power to vote or direct vote: 1,362,211

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c) Mr. Stahl's transactions in the Shares following the filing of Amendment No. 3 are set forth in Schedule A and are incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and restated to include the following:

On May 18, 2023, TPL's adjourned 2022 annual meeting of stockholders was reconvened for the purpose of holding a stockholder vote on Proposal 4 (the "Authorized Shares Proposal"). The Authorized Shares Proposal was not approved. The outcome of the litigation with TPL described in Item 4 of this Schedule 13D is uncertain at this time. The outcome of the litigation may change the voting results of the Authorized Shares Proposal. However, if the court rules in favor of the Defendants, the Authorized Shares Proposal will fail.

Cooperation Agreement

On July 28, 2023, Horizon Kinetics entered into a Cooperation Agreement (the "Agreement") by and among TPL, on the one hand, and Horizon, Horizon Kinetics Asset Management, SoftVest Advisors and SoftVest LP (together with SoftVest Advisors and Eric Oliver, the "SoftVest Parties"), on the other hand. As previously disclosed, Horizon Kinetics, SoftVest Advisors and SoftVest LP (collectively, the "Investor Group") entered into that certain Stockholders' Agreement, dated June 11, 2020, by and among the Investor Group and the other parties thereto (as amended from time to time, the "Stockholders' Agreement").

The terms of the Stockholders' Agreement shall terminate following the completion of TPL's 2023 annual meeting of stockholders (the "Termination Date"), which in no event shall extend beyond December 31, 2023.

Until the Termination Date, the Horizon Reporting Persons and SoftVest Parties are subject to certain standstill provisions, as previously disclosed in the Stockholders' Agreement, with respect to TPL's 2023 annual meeting of stockholders. Immediately following the Termination Date and for so long as Mr. Stahl or Mr. Oliver serves on the Board, without the prior written consent of the Board, the Horizon Reporting Persons and SoftVest Parties have agreed to certain standstill provisions, including, among other things, they shall not nominate a person for election at any stockholder meeting, solicit proxies or submit stockholder proposals at any stockholder meeting.

Pursuant to the terms of the Agreement, the Board shall take all necessary actions to nominate Marguerite Woung-Chapman, Murray Stahl and a person to be agreed upon by the parties (collectively, the "2023 Nominees"). Additionally, the pre-signed letters of resignation previously submitted by Mr. Stahl and Eric Oliver shall be considered withdrawn and no longer effective as of the execution of the Agreement.

Pursuant to the terms of the Agreement, the Investor Group has agreed, without limitation to its voting commitments pursuant to the Stockholders' Agreement, to vote or cause to be voted (including by proxy) all equity securities of the Company over which the Investor Group has direct or indirect voting control (i) for the election of the 2023 Nominees and against any other director nominee not recommended by the Board, (ii) for the advisory vote on the Company's executive compensation, (iii) for the ratification of the appointment by the Board of the independent registered public accounting firm, and (iv) in accordance with the recommendation of the majority of the Board in respect of any stockholder proposal submitted pursuant to Rule 14a-8 of the Act.

Immediately following the Termination Date and for so long as Mr. Stahl or Mr. Oliver serves on the Board, TPL, on the one hand, and the Horizon Reporting Persons and the SoftVest Parties, on the other hand, have agreed not to disparage each other. The Investor Group will not be bound by any voting commitments following the completion of TPL's 2023 annual meeting of stockholders.

Notwithstanding the terms therein, nothing in the Agreement prohibits (i) Mr. Stahl or Mr. Oliver from suggesting or proposing any action whatsoever in any meeting of the Board or (ii) Mr. Stahl or Mr. Oliver from disclosing their or the Investor Group's vote as stockholders with respect to any stockholder meeting. Furthermore, notwithstanding anything to the contrary contained in the Agreement, nothing shall prohibit any party to the Agreement or its representatives from making any statements in response to the pending decision of, or any post-trial opinion entered in connection with the litigation in the Delaware Court of Chancery captioned Texas Pacific Land Corp. v. Horizon Kinetics LLC, No. 2022-1066-JTL (Del. Ch.).

The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, a copy of which is attached hereto as Exhibit 99.1 and incorporated by reference.

Joint Filing Agreement

On July 31, 2023, the Horizon Reporting Persons entered into the Joint Filing Agreement. Pursuant to the terms of the Joint Filing Agreement, the parties thereto have agreed to file this 13D/A and any subsequent amendments on their behalf.

The foregoing description of the Joint Filing Agreement is qualified in its entirety by reference to the Joint Filing Agreement, a copy of which is attached hereto as Exhibit 99.2 and incorporated by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

99.1	Cooperation Agreement, dated as of July 28, 2023 by and among Texas Pacific Land Corporation, Horizon Kinetics LLC, Horizon Kinetics Asset Management LLC, SoftVest Advisors, LLC and SoftVest, L.P.

99.2	Joint Filing Agreement, dated as of July 31, 2023, by and among Horizon Kinetics Asset Management LLC, Horizon Kinetics LLC and Murray Stahl.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2023	/s/ Jay Kesslen
Jay Kesslen General Counsel Horizon Kinetics LLC Horizon Kinetics Asset Management LLC

/s/ Murray Stahl
Murray Stahl

SCHEDULE A

Transactions in Shares During the Past
Sixty (60) Days

Name of Reporting Person	Date of Transaction	Buy/Sale	Aggregate Amount of Securities	Share Price
Horizon Kinetics Asset Management LLC (1)	10/5/2023	BUY	23	1768.047
Horizon Kinetics Asset Management LLC (1)	10/5/2023	SALE	146	1768.290
Horizon Kinetics Asset Management LLC (1)	10/6/2023	BUY	19	1767.520
Horizon Kinetics Asset Management LLC (1)	10/6/2023	SALE	169	1769.150
Horizon Kinetics Asset Management LLC (1)	10/9/2023	BUY	30	1806.435
Horizon Kinetics Asset Management LLC (1)	10/9/2023	SALE	232	1819.471
Horizon Kinetics Asset Management LLC (1)	10/10/2023	BUY	21	1836.380
Horizon Kinetics Asset Management LLC (1)	10/10/2023	SALE	292	1835.290
Horizon Kinetics Asset Management LLC (1)	10/11/2023	BUY	19	1847.550
Horizon Kinetics Asset Management LLC (1)	10/11/2023	SALE	325	1846.385
Horizon Kinetics Asset Management LLC (1)	10/12/2023	BUY	20	1862.189
Horizon Kinetics Asset Management LLC (1)	10/12/2023	SALE	292	1862.970
Horizon Kinetics Asset Management LLC (1)	10/13/2023	BUY	22	1874.780
Horizon Kinetics Asset Management LLC (1)	10/13/2023	SALE	172	1874.768

Horizon Kinetics Asset Management LLC (1)	10/16/2023	BUY	30	1918.096
Horizon Kinetics Asset Management LLC (1)	10/16/2023	SALE	182	1910.030
Horizon Kinetics Asset Management LLC (1)	10/17/2023	BUY	21	1937.450
Horizon Kinetics Asset Management LLC (1)	10/17/2023	SALE	218	1938.230
Horizon Kinetics Asset Management LLC (1)	10/18/2023	BUY	19	1978.320
Horizon Kinetics Asset Management LLC (1)	10/18/2023	SALE	218	1978.320
Horizon Kinetics Asset Management LLC (1)	10/19/2023	BUY	19	1965.020
Horizon Kinetics Asset Management LLC (1)	10/19/2023	SALE	218	1965.020
Horizon Kinetics Asset Management LLC (1)	10/20/2023	BUY	26	1917.436
Horizon Kinetics Asset Management LLC (1)	10/20/2023	SALE	203	1913.750
Horizon Kinetics Asset Management LLC (1)	10/23/2023	BUY	34	1872.207
Horizon Kinetics Asset Management LLC (1)	10/23/2023	SALE	119	1856.340
Horizon Kinetics Asset Management LLC (1)	10/24/2023	BUY	19	1812.150
Horizon Kinetics Asset Management LLC (1)	10/24/2023	SALE	100	1812.150
Horizon Kinetics Asset Management LLC (1)	10/25/2023	BUY	19	1859.010
Horizon Kinetics Asset Management LLC (1)	10/25/2023	SALE	60	1859.010
Horizon Kinetics Asset Management LLC (1)	10/26/2023	BUY	20	1856.238

Horizon Kinetics Asset Management LLC (1)	10/26/2023	SALE	148	1856.230
Horizon Kinetics Asset Management LLC (1)	10/27/2023	BUY	20	1820.527
Horizon Kinetics Asset Management LLC (1)	10/27/2023	SALE	202	1819.570
Horizon Kinetics Asset Management LLC (1)	10/30/2023	BUY	31	1840.223
Horizon Kinetics Asset Management LLC (1)	10/30/2023	SALE	153	1836.360
Horizon Kinetics Asset Management LLC (1)	10/31/2023	BUY	23	1845.950
Horizon Kinetics Asset Management LLC (1)	10/31/2023	SALE	248	1852.969
Horizon Kinetics Asset Management LLC (1)	11/1/2023	BUY	22	1849.850
Horizon Kinetics Asset Management LLC (1)	11/1/2023	SALE	128	1842.740
Horizon Kinetics Asset Management LLC (1)	11/2/2023	BUY	23	1808.570
Horizon Kinetics Asset Management LLC (1)	11/2/2023	SALE	386	1803.235
Horizon Kinetics Asset Management LLC (1)	11/3/2023	BUY	21	1812.721
Horizon Kinetics Asset Management LLC (1)	11/3/2023	SALE	128	1809.010
Horizon Kinetics Asset Management LLC (1)	11/6/2023	BUY	35	1797.447
Horizon Kinetics Asset Management LLC (1)	11/6/2023	SALE	128	1759.480
Horizon Kinetics Asset Management LLC (1)	11/7/2023	BUY	19	1696.810
Horizon Kinetics Asset Management LLC (1)	11/7/2023	SALE	122	1695.696

Horizon Kinetics Asset Management LLC (1)	11/8/2023	BUY	19	1650.550
Horizon Kinetics Asset Management LLC (1)	11/8/2023	SALE	110	1650.550
Horizon Kinetics Asset Management LLC (1)	11/9/2023	BUY	28	1659.696
Horizon Kinetics Asset Management LLC (1)	11/9/2023	SALE	2	1656.115
Horizon Kinetics Asset Management LLC (1)	11/10/2023	BUY	19	1641.000
Horizon Kinetics Asset Management LLC (1)	11/10/2023	SALE	146	1641.000
Horizon Kinetics Asset Management LLC (1)	11/13/2023	BUY	32	1660.835
Horizon Kinetics Asset Management LLC (1)	11/13/2023	SALE	146	1661.370
Horizon Kinetics Asset Management LLC (1)	11/14/2023	BUY	19	1703.950
Horizon Kinetics Asset Management LLC (1)	11/14/2023	SALE	146	1703.950
Horizon Kinetics Asset Management LLC (1)	11/15/2023	BUY	20	1684.123
Horizon Kinetics Asset Management LLC (1)	11/15/2023	SALE	146	1682.790
Horizon Kinetics Asset Management LLC (1)	11/16/2023	BUY	32	1612.580
Horizon Kinetics Asset Management LLC (1)	11/16/2023	SALE	110	1612.580
Horizon Kinetics Asset Management LLC (1)	11/17/2023	BUY	54	1652.000
Horizon Kinetics Asset Management LLC (1)	11/17/2023	SALE	185	1652.081
Horizon Kinetics Asset Management LLC (1)	11/20/2023	BUY	67	1643.565

Horizon Kinetics Asset Management LLC (1)	11/20/2023	SALE	128	1639.400
Horizon Kinetics Asset Management LLC (1)	11/21/2023	BUY	19	1641.480
Horizon Kinetics Asset Management LLC (1)	11/21/2023	SALE	110	1641.480
Horizon Kinetics Asset Management LLC (1)	11/22/2023	BUY	24	1642.742
Horizon Kinetics Asset Management LLC (1)	11/22/2023	SALE	110	1642.000
Horizon Kinetics Asset Management LLC (1)	11/24/2023	BUY	19	1650.000
Horizon Kinetics Asset Management LLC (1)	11/24/2023	SALE	110	1650.000
Horizon Kinetics Asset Management LLC (1)	11/27/2023	BUY	32	1649.853
Horizon Kinetics Asset Management LLC (1)	11/27/2023	SALE	132	1637.020
Horizon Kinetics Asset Management LLC (1)	11/28/2023	BUY	41	1618.120
Horizon Kinetics Asset Management LLC (1)	11/28/2023	SALE	259	1618.716
Horizon Kinetics Asset Management LLC (1)	11/29/2023	BUY	19	1652.070
Horizon Kinetics Asset Management LLC (1)	11/29/2023	SALE	104	1642.708
Horizon Kinetics Asset Management LLC (1)	11/30/2023	BUY	22	1672.711
Horizon Kinetics Asset Management LLC (1)	11/30/2023	SALE	133	1670.082
Horizon Kinetics Asset Management LLC (1)	12/1/2023	BUY	21	1746.299
Horizon Kinetics Asset Management LLC (1)	12/1/2023	SALE	90	1746.280

Horizon Kinetics Asset Management LLC (1)	12/4/2023	BUY	32	1642.801
Horizon Kinetics Asset Management LLC (1)	12/4/2023	SALE	1092	1605.382

(1) Horizon Kinetics LLC ("Horizon") may be deemed to beneficially own the 1,362,211 Shares beneficially owned directly by Horizon Kinetics Asset Management LLC.

[Horizon has not entered into any transactions in the Shares following the filing of Amendment No. 3.]